EXHIBIT 12.1

THE MACERICH COMPANY

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DISTRIBUTIONS (Dollar amounts in thousands)

	Nine Months Ended September	For the Years Ended December 31,
	30, 2008	2007	2006	2005	2004	2003
Earnings:
Pretax (loss) income from continuing operations (1)	(18,551)	662	(15,415)	(11,429)	28,765	43,574
Adjustments Added:
Distributions from unconsolidated joint ventures and the management companies	137,990	278,421	191,375	164,547	93,031	59,825
Fixed charges (see below)	316,185	385,129	377,405	326,140	212,650	197,264
Adjustments Subtracted:
Interest Capitalized	(28,696)	(34,619)	(16,974)	(16,286)	(9,637)	(13,818)
Total Earnings	406,928	629,593	536,391	462,972	324,809	286,845

Fixed Charges:
Interest expense (2)	287,489	350,510	360,431	309,854	203,013	183,446
Capitalized interest	28,696	34,619	16,974	16,286	9,637	13,818
Preferred dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

Total Fixed Charges	316,185	385,129	377,405	326,140	212,650	197,264

Preferred share distributions	4,124	10,058	10,083	9,649	9,140	14,816

Total Combined Fixed Charges and Preferred Share Distributions	320,309	395,187	387,488	335,789	221,790	212,080

Ratio of Earnings to Fixed Charges	1.29	1.63	1.42	1.42	1.53	1.45

Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions	1.27	1.59	1.38	1.38	1.46	1.35

(1)

Earnings consist of pretax income from continuing operations before minority interest, equity in income of unconsolidated entities, gain (loss) on sale or write-down of assets and loss on early extinguishment of debt.

(2)	Includes amortization of deferred loan costs and amortization of premiums and discounts related to indebtedness.